SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:    000-19182

For the month of:         March 2005

ALLIED GOLD LIMITED
(Translation of registrant’s name into English)

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, W.A. 6106 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD LIMITED (Registrant)

Date: May 12, 2005	By: /s/ David Lymburn David Lymburn Corporate Secretary

EXHIBIT INDEX

1	Letter dated March 11, 2005 to the Australian Stock Exchange

2	Appendix 3Y Change of Director's Interest Notice dated March 17, 2005

3	Appendix 3B New Issue Announcement dated March 18, 2005

4	Allied Gold Ltd.'s Half-Year Financial Report for the Period Ending 31 December 2004

5	Letter dated March 17, 2005 to the Australian Stock Exchange

6	Letter dated March 21, 2005 to the Australian Stock Exchange

EXHIBIT 1

ALLIED GOLD LTD ACN 104 855 067 ABN 86 104 855 067	Unit 15, Level 1, 51-53 Kewdale Road
Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: 61 8 9353 3638
Facsimile: 61 8 9353 4894
Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

11 March 2005

Australian Stock Exchange
Company Announcements

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services.”

CAPITAL RAISING UPDATE

TOTAL FUNDS ACCEPTED FROM THE PLACEMENT AND SPP OF $10.5
MILLION

Allied Gold Limited (ASX:ALD) announces that it has closed a Shareholder Purchase Plan (SPP).

As detailed in the Letter to Shareholders dated 21 February 2005 the Offer of Shares under the Plan was limited to 4,545,454 shares at a purchase price of $0.22 per share ($1 million). The Company is pleased to report that the offer was strongly oversubscribed with a total of $2.54 million being received during the Offer period. The Directors have elected to accept oversubscriptions of $0.5 million which will result in Shares being allocated to applicants on a pro-rata basis with total funds being accepted from the SPP of $1.5 million.

The Directors thank Allied’s shareholders for their strong endorsement of support via the SPP.

Further to the SPP, on 28 February Allied announced the completion of a fully subscribed placement which raised $9 million, resulting in total funds received from the placement and SPP of $10.5 million.

Allied proposes to use these funds to progress the development of the Simberi Gold Project located in eastern Papua New Guinea.

This will include:

•	settling the purchase of outstanding joint venture interests in the Simberi Mining Joint Venture (SMJV) and Tabar Exploration Joint Venture (TEJV) from Simberi Gold Corporation, a Canadian listed company;

•	completing exploration and reserve definition at the Sorowar oxide gold deposit on Simberi Island;

•	accelerating exploration for sulphide and additional oxide gold deposits throughout the Tabar Island Group; and

•	finalising the Simberi Oxide Gold Project Feasibility Study to enable project development.

Funds will also be available for working capital.

Following settlement of the acquisition of the outstanding joint venture interests, which is scheduled to occur on or before 1 April 2005, Allied will own 87.5% of the SMJV and 100% of the TEJV. Allied has the right to proceed to 100% ownership by the issue of Allied shares at a minimum price of $0.50 to Simberi Gold Corporation at the earlier of a decision to mine (by Allied) or 31 December 2009.

The funds received from the capital raising and SPP results in Allied being fully funded to finalise the upgraded Simberi Oxide Gold Project Feasibility Study by mid2005 as a precursor to project development and commissioning. The Company is also now strongly positioned to proceed with substantial geophysical exploration and drilling programmes to identify further oxide and sulphide gold deposits on Simberi and Tatau Islands and gold/copper deposits on Tatau and Tabar Islands.

Low-level, detailed helicopter-borne geophysical surveys were completed in February and ground preparation and survey line clearing has been completed to enable induced polarization (“IP”) geophysical surveys to be carried out on Simberi and Tatau Islands to test for the sub-surface signatures indicative of sulphide-hosted gold and gold/copper type deposits.

On 4 March 2005, 40,909,091 ordinary shares at 22 cents each were allotted pursuant to the placement and a further 6,818,182 shares, also at 22 cents, will be issued and allotted pursuant to the SPP on 17 March 2005.

RED DAM OPTION

On 27 July 2004, Allied entered into an Option Agreement with Siberia Mining Corporation Limited (“SMC”) for the sale of the Red Dam Gold Project. On 8 March 2005 SMC paid a fee of $100,000 to Allied for an extension to the Option whereby SMC have the right to exercise the Option at any time prior to 27 July 2005 by payment of $850,000.

Yours faithfully

J. J. Moore
Managing Director

The information in this Stock Exchange Announcement that relates to exploration results, mineral resources or ore reserves, together with any related assessments and interpretations, has been approved for release by Mr. R. Hastings, MSc, BSc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”.

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services.”

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au  e-mail

Forward-Looking Statements.

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management’s beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

EXHIBIT 2

Appendix 3Y
Change of Director's Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity ALLIED GOLD LIMITED
ABN 86 104 855 067

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DAVID LYMBURN
Date of last notice	9 DECEMBER 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	DIRECT and INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	Securities held by Superannuation Fund and by spouse
Date of change	17 March 2005
No. of securities held prior to change	285,920
Class	Fully paid ordinary shares
Number acquired	40,575
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8,926
No. of securities held after change	326,495
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Share Purchase Plan

+ See chapter 19 for defined terms.

30/9/2001 Appendix 3Y Page 1

Appendix 3Y
Change of Director's Interest Notice

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y Page 2 30/9/2001

EXHIBIT 3

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ALLIED GOLD LIMITED

ABN

86 104 855 067

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,818,375 ordinary shares (Update to Appendix 3B released on 20 Feb 2005)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – fully paid.

+ See chapter 19 for defined terms.

1/1/2003 Appendix 3B Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES.
5	Issue price or consideration	$0.22.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	6,818,375 Share Purchase Plan (Modification of Appendix 3B released on 20 February 2005 after acceptance of oversubscriptions).
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	SPP 17 March 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	118,414,676 22,017,411	Ordinary (ALD) Options (ALDO)

+ See chapter 19 for defined terms.

Appendix 3B Page 2 1/1/2003

Appendix 3B
New issue announcement

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,155,141 2,550,000	Restricted shares (ALDAM) Restricted options (ALDAO)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The company does not expect to pay dividends in the next 12 months.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

1/1/2003 Appendix 3B Page 3

Appendix 3B
New issue announcement

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

Appendix 3B Page 4 1/1/2003

Appendix 3B
New issue announcement

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

1/1/2003 Appendix 3B Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Appendix 3B Page 6 1/1/2003

Appendix 3B
New issue announcement

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

1/1/2003 Appendix 3B Page 7

Appendix 3B
New issue announcement

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director/Company secretary) Date: 18 MARCH 2005

Print name: DAVID LYMBURN...

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B Page 8 1/1/2003

EXHIBIT 4

ALLIED GOLD LTD
ABN 86 104 855 067

HALF-YEAR FINANCIAL REPORT

31 DECEMBER 2004

ALLIED GOLD LTD

DIRECTORS’ REPORT

The Directors present their report on the Consolidated Entity, consisting of Allied Gold Ltd (the “Company”) and the entities it controlled at the end of or during the half-year ended 31 December 2004.

DIRECTORS
The Directors of the Company in office during or since the end of the half year are:

Mark V Caruso	Chairman
Jeffrey J Moore	Managing Director
David A Lymburn	Non Executive

RESULTS
The loss of the consolidated entity after income tax attributable to members of the parent entity was $1,403,734 (2003, $332,233). This includes indirect expenses relating to the acquisition of Nord Pacific Limited of $685,683.

REVIEW OF OPERATIONS
Highlights of the Company’s operations for the period under review are as follows.

Simberi Gold Project
By an agreement dated 20 December 2003, the Company agreed to acquire 100% of Nord Pacific Ltd (Nord) by way of a Plan of Arrangement (Nord Transaction). Nord is registered in New Brunswick, Canada, and had its head office in Albuquerque, New Mexico.

Nord’s principal asset is the Simberi Gold Project comprising the Simberi Mining Joint Venture (SMJV) and the Tabar Exploration Joint Venture (TEJV). The SMJV and the TEJV respectively hold a mining lease (ML 136) and exploration licence (EL 609) covering essentially all of the land area of the Tabar Islands, located in the New Ireland Archipelago in eastern Papua New Guinea. Under the terms of the SMJV, Nord and Toronto listed company Simberi Gold Corporation (SGC) each hold a 50% interest. Nord holds a 99% interest in the TEJV.

The Plan of Arrangement was approved by Nord shareholders on 11 September 2004. On 17 September 2004, the Company’s shareholders approved the issue of 22,170,176 shares to Nord shareholders in exchange for all the Nord shares on issue not already owned by the Company, and the issue of 1,400,000 shares to Nord Resources Corporation in satisfaction of a debt owed by Nord.

The Plan of Arrangement became unconditional following approval by the Court of the Queens Bench New Brunswick on 20 September 2004. With effect from this date, Nord Pacific Ltd became a 100% subsidiary of the Company.

On 16 November 2004, the Company announced that it had entered into a heads of agreement with SGC to consolidate the ownership interests of the SMJV and the TEJV. The total cash consideration payable is approximately $4.17 million (representing C$4.0 million). A deposit of approximately $271,000 was paid by the Company in December 2004 and approximately $3.9 million is due at settlement on 1 April 2005.

Upon completion, the Company will hold an 87.5% interest in the SMJV and a 100% interest in the TEJV. SGC retains a free carried 12.5% interest in the SMJV until the earlier of a decision to mine or 31 December 2009, at which point the interest is convertible into Allied Gold shares at the greater of, 50 cents, the last price at which Allied Gold Limited has raised equity capital or the volume weighted average price for the preceding 28 days.

Red Dam
The Red Dam gold project is located near Coolgardie, Western Australia and is comprised of P16/1577 and P16/1578, and applications for M16/344 and P16/2078. The tenements cover a contiguous area of approximately 300ha. The project is located in a structural corridor containing current gold resources exceeding 5Moz. Deposits in this zone include Kundana, White Foil, Frogs Leg, the ABC Line, Mungari East and Carbine.

On 27 July 2004 the Company entered into an Option Agreement with Siberia Mining Corporation Ltd for the sale of the Red Dam gold project for a consideration of between $950,000 and $1,000,000. The option expires on 26 July 2005.

ALLIED GOLD LIMITED

MMPEU
This gold treatment plant is a complete modular treatment plant with equipment and circuits for; crushing (2 stage), grinding & classification, gravity metal recovery, leaching, adsorption, elution, carbon reactivation, bullion smelting and reagent mixing. In 2000 the front end of the plant was set up at the RAV 8 nickel deposit near Ravensthorpe, Western Australia for Tectonic Resources NL. The plant was acquired from Fortescue Metals Group Limited in July 2003 for a consideration of $1,900,000 which was satisfied by the issue of 9,500,000 fully paid ordinary shares. During the half year under review the plant has not been in operational use. Maintenance activity has been conducted.

The Company had entered into an Option Agreement with the promoters of Minera Colibri, a Peruvian gold exploration company, for the sale of the plant for a total consideration of $5,000,000. The option was not exercised.

CHANGES IN STATE OF AFFAIRS
During and since the end of the half year period the Company has issued the following securities.

SHARES	Number of Shares	Contributed Equity $
Balance as at 30 June 2004	28,500,001
Placement - 6 July 2004	4,275,000	855,000
Nord acquisition - September 2004	22,170,178	4,434,035
Loan repayment - Nord Resources Corporation	1,400,000	280,000
Placement - 30 November 2004	8,400,000	1,680,000
Conversion of convertible notes - 30 November 2004	4,805,446	738,970
Placement - 19 January 2005	2,272,727	500,000
Issue of shares - Simberi project acquisition fee	1,000,000	220,000
28 January 2005
Option conversion	19,000	3,800
Placement - 4 March 2005	40,909,091	9,000,000
Balance at the date of this report	113,751,443

OPTIONS	Number of Options
Balance as at 30 June 2004	18,500,000
Placement - 6 July 2004	1,425,000
Placement - 30 November 2004	2,799,991
Conversion of convertible notes - 30 November 2004	861,420
Issue of options - Simberi project acquisition fee -	1,000,000
28 January 2005
Option conversion	(19,000)
Balance at the date of this report	24,567,411

SUBSEQUENT EVENTS
Other than the matters discussed elsewhere in this half year financial report, there has not arisen in the interval between the end of the financial period and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the Company, the results of those operations or the state of affairs of the Company in future financial periods.

2	HALF YEAR FINANCIAL REPORT

ALLIED GOLD LIMITED

AUDITORS’ INDEPENDENCE DECLARATION
The Auditors’ Independence Declaration on page 12 forms part of the Directors’ Report for the half year ended 31 December 2004. This relates to the audit report, where they state that they have issued an Independent Declaration.

Dated at Perth this 15th day of March 2005.

Signed in accordance with a resolution of the Directors.

/s/ David Lymburn
David Lymburn
Director

3	HALF YEAR FINANCIAL REPORT

ALLIED GOLD LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	Notes	Half-year ended 31 December 2004 $	Half-year ended 31 December 2003 $
Revenues from operating activities		80,000	-
Revenues from outside operating activities		15,517	13,904
Total Revenue		95,517	13,904
Exploration and evaluation expenditure		-	(16,980)
MMPEU costs, including depreciation		(217,945)	(200,889)
General & administrative expenses		(536,672)	(120,979)
Borrowing costs		(23,561)	(7,289)
Indirect expenses relating to the acquisition of Nord Pacific Ltd		(685,683)	-
Reversal of prior period equity accounting adjustment		216,203	-
Realised foreign exchange losses		(251,593)	-
Loss from ordinary activities before related income tax expense		(1,403,734)	(332,233)
Income tax expense relating to ordinary activities		-	-
Loss from ordinary activities after related income tax expense attributed to members of the parent entity		(1,403,734)	(332,233)
Total changes in equity other than those resulting from transactions with owners as owners		(1,403,734)	(332,233)
Basic earnings (loss) per share (cents)	2	(3.1)	(1.1)

Diluted earnings per share has not been disclosed as the entity does not have on issue any potential ordinary shares which are dilutive.

The statement of financial performance should be read in conjunction with the accompanying notes to the half year financial statements set out on pages 7 and 10.

4 HALF YEAR FINANCIAL REPORT

ALLIED GOLD LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2004

	Notes	31 December 2004 $	30 June 2004 $
CURRENT ASSETS			
Cash assets		503,004	981,332
Receivables		84,264	43,187
Other financial assets		337,344	22,080
Other		21,311	-
Total Current Assets		945,923	1,046,599
NON-CURRENT ASSETS			
Property, plant and equipment		1,490,624	1,643,945
Exploration & development expenditure		8,644,980	804,981
Receivables		-	658,659
Investment accounted for using the equity method		-	1,363,296
Total Non-current Assets		10,135,604	4,470,881
Total Assets		11,081,527	5,517,480
CURRENT LIABILITIES			
Payables		587,628	379,315
Provisions		56,725	4,279
Non-interest bearing liability		-	870,000
Total Current Liabilities		644,353	1,253,594
NON CURRENT LIABILITIES			
Interest bearing liabilities		-	415,410
Total Non-current Liabilities		-	415,410
Total Liabilities		644,353	1,669,004
Net Assets		10,437,174	3,848,476
EQUITY			
Contributed Equity	4	12,693,826	4,782,861
Reserves		81,470	-
Accumulated Losses		(2,338,122)	(934,385)
Total Equity		10,437,174	3,848,476

The statement of financial position should be read in conjunction with the accompanying notes to the half year financial statements set out on pages 7 and 10.

5 HALF YEAR FINANCIAL REPORT

ALLIED GOLD LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	Half-Year ended 31 December 2004	Half-Year ended 31 December 2003 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Revenue received	83,202	-
Interest Received	12,315	13,904
Payments to suppliers and employees	(586,220)	(14,211)
Exploration expenditure	(849,385)	(36,220)
Interest Paid	-	(2,717)
MMPEU expenditures	(16,898)	(45,366)
Expenses relating to acquisition of Nord Pacific Ltd	(685,683)	-
Net cash used in operating activities	(2,042,669)	(84,610)
CASH FLOWS FROM INVESTING ACTIVITIES		
Payment for plant and equipment	(47,726)	-
Payment for equity investments	(47,500)	-
Payments for purchase of investment in Nord Pacific Limited	-	(401,259)
Cash acquired on purchase of controlled entity	43,051	
Net cash outflow for term deposit	(271,444)	-
Net cash used in investing activities	(323,619)	(401,259)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of equity securities	1,680,000	2,499,999
Costs of raising equity capital	(77,040)	(133,847)
Refund of oversubscriptions in share issues	(15,000)	-
Proceeds from borrowings	300,000	200,000
Net cash generated from financing activities	1,887,960	2,566,152
Net increase/(decrease) in cash held	(478,328)	2,080,283
Cash at the beginning of the half-year	981,332	-
Cash at the end of the half-year	503,004	2,080,283

The statement of cash flows should be read in conjunction with the accompanying notes to the half year financial statements set out on pages 7 to 10.

6 *HALF YEAR FINANCIAL REPORT*

ALLIED GOLD LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED 31 DECEMBER 2004

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.    BASIS OF PREPARATION

The half-year consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting, Urgent Issues Group Consensus Views, and other authoritative pronouncements of the Australian Accounting Standards Board.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2004 and any public announcements made by Allied Gold Ltd and it’s controlled entities during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

The accounting policies have been consistently applied by the entities in the economic entity and are consistent with those applied in the 30 June 2004 annual financial report.

The half-year report does not include full disclosures of the type normally included in an annual financial report.

The half year financial report has been prepared on an accruals basis and is based on historical costs and does not take into account changing money values or, except where stated, current valuations of noncurrent assets. Cost is based on the fair values of the consideration given in exchange for assets.

2.    EARNINGS PER SHARE (EPS)

	Half-year ended 31 December 2004 $	Half-year ended 31 December 2003 $
Basic earnings/(losses) per share - cents per share	(3.1)	(1.1)

Earnings used in calculation of basic and diluted earnings
per share	(1,403,734)	(332,233)

Weighted average number of ordinary shares outstanding
during the 6 months used in the calculation of basic and
diluted earnings per share	45,236,432	28,500,001

3.   DIVIDENDS PAID

No dividends were paid or proposed during the 6 months ended 31 December 2004.

7	HALF YEAR FINANCIAL REPORT

ALLIED GOLD LIMITED

4.    CONTRIBUTED EQUITY

SHARES	31 December 2004		30 June 2004
	Number of shares	Contributed equity $	Number of shares	Contributed equity $
Balance at beginning of period	28,500,001	4,782,861	28,500,001	4,799,550
Placement - 6 July 2004	4,275,000	855,000	--	--
Nord acquisition - September 2004	22,170,178	4,434,035	--	--
Loan repayment - Nord Resources	1,400,000	280,000	--	--
Corporation
Placement - 30 November 2004	8,400,000	1,680,000	--	--
Conversion of convertible notes -	4,805,446	738,970	--	--
30 November 2004
Costs of capital raising for the	--	(77,040)	--	(16,689)
period

Balance at end of period	69,550,625	12,693,826	28,500,001	4,782,861

5.    ACQUISITION OF CONTROLLED ENTITY

At 30 June 2004 the Company owned 44.2% of the issued shares of Nord Pacific Limited. On 24 September 2002 the Company acquired all of the remaining issued shares of Nord Pacific Limited pursuant to a Plan of Arrangement that was approved by the shareholders of Nord Pacific Limited, the shareholders of Allied Gold Limited and the Court of New Brunswick, Canada.

Nord Pacific Limited became a 100% subsidiary of Allied Gold Limited on 24 September 2004.

Details of the purchase consideration and the fair value of the net assets acquired is as follows.

$
Purchase consideration	5,739,314

Fair value of net assets acquired
Cash	43,051
Receivables	45,229
Property, plant & equipment	46,613
Exploration and development expenditure -
Simberi and Tabar areas of interest	7,586,023
Payables and other liabilities	(615,594)
Borrowings	(1,366,008)

Total fair value of net assets acquired	5,739,314

6.   SEGMENT INFORMATION

During the half year the Company had only one significant segment of activity being exploration for minerals in Papua New Guinea.

7.   SUBSEQUENT EVENTS

On 16 November 2004, the Company announced that it had entered into a heads of agreement with SGC to consolidate the ownership interests of the SMJV and the TEJV and on 31 January 2005 it signed the formal Agreement for Sale of Joint Venture Interests. The total cash consideration payable is

8	HALF YEAR FINANCIAL REPORT

ALLIED GOLD LIMITED

approximately $4.17 million (representing C$4.0 million). A deposit of $271,444 was paid by the Company in December 2004 and approximately $3.9 million is due at settlement on 1 April 2005.

Upon completion, the Company will hold an 87.5% interest in the SMJV and a 100% interest in the TEJV. SGC retains a free carried 12.5% interest in the SMJV until the earlier of a decision to mine or 31 December 2009, at which point the interest is convertible into Allied Gold shares at the greater of, 50 cents, the last price at which Allied Gold Limited has raised equity capital or the volume weighted average price for the preceding 28 days.

Subsequent to the end of the half year the Company has issued the following securities.

SHARES	Number of shares	Contributed equity $
Placement - 19 January 2005	2,272,727	500,000
Issue of shares - Simberi project acquisition	1,000,000	220,000
fee - 28 January 2005
Option conversion	19,000	3,800
Placement - 4 March 2005	40,909,091	9,000,000

OPTIONS	Number of options
Issue of options - Simberi project acquisition	1,000,000
fee - 28 January 2005

In addition, the Company announced the closure of a Share Purchase Plan (SPP) which had been offered to all eligible shareholders registered as of 22 February 2005. The SPP closed on 8 March 2005 and shares are expected to be allotted on 17 March 2005. The offer price was 22 cents per share and the Company has resolved to accept $1,500,000 in applications, giving rise to the issue of approximately 6,818,182 shares.

Other than the above, no matters or circumstances have arisen since the end of the half year which significantly affected or may significantly affect the Consolidated Entity’s operations, the results of this operations or the Consolidated Entity’s state of affairs in future financial years.

8.   CONTINGENT LIABILITIES

On the Red Dam project there is a 2.5% gross royalty on gold production and 2.5% of net smelter returns on other products. The Directors are not aware of any other contingent liabilities.

9.   INTERNATIONAL FINANCIAL REPORTING STANDARDS

For the year ending 30 June 2006, the consolidated entity will comply with International Financial Reporting Standards (“IFRS”) as issued by the Australian Accounting Standards Board.

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (Australian GAAP). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the consolidated entity’s financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between the Australian GAAP and IFRS which would require identification of all disclosure, presentation or classification differences that would affect the manner in which the transactions or events are presented.

The potential impacts on the consolidated entity’s financial performance and financial position of the adoption of IFRS, including system updates and other implementation costs which may be incurred, have not been fully quantified as at the transition date of 1 July 2004 due to the short timeframe between finalisation of the IFRS standards and the date of preparing this report. The impact in future years will depend on the particular circumstances prevailing in those years.

9	HALF YEAR FINANCIAL REPORT

ALLIED GOLD LIMITED

The consolidated entity has established a formal project to achieve transition to IFRS reporting, beginning with the year ended 30 June 2005. The implementation project consists of three phases as described below:

•	Assessment and planning phase – which aims to produce a high level overview of the impacts of conversion to IFRS reporting on existing accounting and reporting policies and procedures, systems and processes, business structures and staff.

•	Detailed assessment and design phase – which aims to formulate the changes required to existing accounting policies and systems and processes in order to transition to IFRS. This phase also involves reliably estimating the quantitative impacts of conversion to IFRS. The company has commenced its detailed assessment and design phase and it is expected to be completed during the upcoming financial year.

•	Implementation phase –which will include the implementation of identified changes to accounting and business procedures, processes and systems and operational training for staff. It will enable the consolidated entity to generate the required reporting disclosures as it progresses through its transition to IFRS.

The key potential implications of the conversion to IFRS on the consolidated entity are as follows:

•	Impairment of assets will be determined on a discounted basis, with strict tests for determining whether goodwill and other assets of cash-generating operations have been impaired. Whilst at this time there have been no indications of an impairment of these assets, if there is impairment in the future, the amount will be recognised in the statement of annual performance.

•	Income tax will be calculated based on the “balance sheet approach”, replacing the current “income statement approach”. This method recognises deferred tax balances where there is a difference between the carrying value of an asset or a liability, and it tax base. It is expected that this standard may require the consolidated entity to carry higher levels of deferred tax assets and liabilities.

•	Equity based compensation in the form of shares and options will be recognised as an expense in the period during which the employee provides related services. The consolidated entity does not currently recognise an expense for options issued to employees. On adoption of IFRS the consolidated entity will recognise an expense for options and will amortise the expense over the relevant vesting period.

•	Currently the group includes gross revenue received on disposal of assets as revenue. Under Australian equivalents to IFRS’s gains and losses on sale of investments will be recognised on a net basis in revenue, resulting in lower revenue being recorded by the group.

•	AASB 6 “Exploration for Evaluation of Mineral Resources” will require the Company to apply “area of interest” accounting to exploration and evaluation expenditures, effectively grandfathering the treatment currently used by the Company under AASB 1022 “Accounting for Extractive Industries”. Under AASB 6, if facts and circumstances suggest that the carrying amount of any recognised exploration and evaluation assets may be impaired, the Company must perform impairment tests on those assets in accordance with AASB 136 “Impairment of Assets”. Impairment of exploration and evaluation assets is to be assessed at a cash generating unit or group of cash generating units level provided this is no larger than an area of interest. Any impairment loss is to be recognised as an expense in accordance with AASB 136. The adoption of AASB 6 is not expected to lead to a change in the Company’s accounting policy with respect to exploration and evaluation expenditure.

10	HALF YEAR FINANCIAL REPORT

ALLIED GOLD LIMITED

ALLIED GOLD LTD

ABN 86 104 855 067

AND CONTROLLED ENTITIES

DIRECTORS’ DECLARATION

The Directors of the Company declare that:

The attached financial statements and notes, as set out on pages 4 to 10

(a)	comply with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations; and

(b)	give a true and fair view of the economic entity’s financial position as at 31 December 2004 and of its performance for the half-year ended on that date.

In the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

/s/ David Lymburn
David Lymburn
Director

Dated at Perth this 15th day of March 2005

11	HALF YEAR FINANCIAL REPORT

Chartered Accountants
& Advisers

Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

BGM:MS:JAP:00211

16 March 2005

The Directors
Allied Gold Limited
PO Box 235
WELSHPOOL WA 6986

Dear Sirs

DECLARATION OF INDEPENDENCE BY BDO CHARTERED ACCOUNTANTS TO THE DIRECTORS OF ALLIED GOLD LIMITED

To the best of my knowledge and belief, there have been:

- no contraventions of the auditor independence requirements of this Act in relation to the review; and
- no contraventions of any applicable code of professional conduct in relation to this review.

Yours faithfully
BDO
Chartered Accountants & Advisers

BG McVeigh
Partner

BDO is a national association of separate partnerships and entities.

Advisers to growing businesses

BDO
Chartered Accountants
& Advisers
Level 8, 256 St George's Terrace Perth WA 6000
PO Box 7426 Cloisters Square Perth WA 6850
Tel: (61-8) 9360 4200
Fax: (61-8) 9481 2524
Email: bdo@bdowa.com.au
www.bdo.com.au

INDEPENDENT REVIEW REPORT
TO THE MEMBERS OF ALLIED GOLD LIMITED

Scope

We have reviewed the financial report comprising the Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows, accompanying notes and Directors' Declaration of Allied Gold Limited for the half-year ended 31 December 2004. The Company's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Interim Financial Reporting, other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the Company's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to lodge the financial report with the Australian Securities & Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the Company's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an opinion.

Independence
In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. We have given to the director's of the company, a written Auditor's Independence Declaration.

Statement
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Allied Gold Limited is not in accordance with:

(a) the Corporations Act 2001, including:

- (i) giving a true and fair view of the disclosing entity's financial position as at 31 December 2004 and of its performance for the half-year ended on that date; and
- (ii) complying with Accounting Standard AASB 1029: Interim Financial Reporting and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

BDO

BG McVeigh
Partner

Dated: 16 March 2005
Perth, Western Australia

BDO is a national association of separate partnerships and entities.
Advisers to growing businesses

EXHIBIT 5

ALLIED GOLD LTD ACN 104 855 067 ABN 86 104 855 067	Unit 15, Level 1, 51-53 Kewdale Road
Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: 61 8 9353 3638
Facsimile: 61 8 9353 4894
Email: info@alliedgold.com.au
Web: www.alliedgold.com.au

17 March 2005

Australian Stock Exchange
Company Announcements

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services.”

ACQUISITION OF INCREASED INTERESTS IN THE TABAR ISLANDS PROJECT BECOMES UNCONDITIONAL

Allied Gold Limited (ASX:ALD) announces that its acquisition of increased interests in the Simberi Mining Joint Venture (“SMJV”) and Tabar Exploration Joint Venture (“TEJV”), from Canadian listed company Simberi Gold Corporation (SGC), has become unconditional. The transaction received the requisite approval at a shareholders’ meeting of SGC in Toronto on March 16.

Allied is now the beneficial owner of 87.5% of the SMJV and 100% of the TEJV.

SGC retains a 12.5% free carried interest (“FCI”) in the SMJV through to the earlier of a decision to mine being made by Allied, or 31 December 2009. Upon conversion the FCI will be converted into Allied shares at the greater of A$0.50 per share, the last price at which Allied has raised equity capital or the volume weighted average price for the preceding 28 days. The value of the conversion will be based upon NPV derived from the bankable feasibility study at the time of making the decision to mine.

Settlement of this acquisition is scheduled to occur on 1 April 2005 with the payment of C$4.0 million.

With a total of $10.5 million being successfully raised from a recent placement and Shareholder Purchase Plan, Allied’s immediate objectives are to;

•	complete exploration and reserve definition at the Sorowar oxide gold deposit on Simberi

•	finalise the Simberi Oxide Gold Project Feasibility Study to enable project development; and to

•	accelerate exploration for sulphide and additional oxide gold deposits throughout the Tabar Island Group.

Finalisation of the Simberi Oxide Gold Project Feasibility Study is expected by mid-2005.

Yours faithfully

J. J. Moore
Managing Director

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services.”

For enquiries in connection with this release please contact:

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au  e-mail

Forward-Looking Statements.

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management’s beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

EXHIBIT 6

21 March 2005

Australian Stock Exchange
Company Announcements

Dear Sir/Madam,

- **EXCEPTIONAL DRILLING RESULTS CONFIRM WIDE, HIGH GRADE WEST DIPPING EXTENSIONS TO THE SOROWAR GOLD DEPOSIT**
- **PHASE 3 DRILLING UNDERWAY TO TEST FOR FURTHER EXTENSIONS TO THE WEST, EAST AND BELOW THE NORTHERN PORTION OF THE SOROWAR PIT WITH INITIAL RESULTS PENDING**

The Company announces that wide, high-grade near surface oxide gold intersections have been received from reverse circulation ("RC") drilling at the **southern portion of the Sorowar gold deposit** on Simberi Island, eastern PNG. Results include;

- **31m at 8.01 g/t gold** from 23m in RC 957 (from overall result of **80m at 3.39 g/t gold** from surface).
- **34m at 4.44 g/t gold** from 46m in RC 970 (from overall result of **80m at 2.32 g/t gold** from surface).
- **35m at 3.05 g/t gold** from 85m (including **10m at 6.06 g/t gold** from 101m) in RC 951 (from overall result of **120m at 1.36 g/t gold** from surface).
- **25m at 4.67 g/t gold** from 69m in RC 969 (from overall result of **100m at 1.26 g/t gold** from surface).
- **13m at 5.88 g/t gold** from 21m in RC 972 (from overall result of **100m at 2.56 g/t gold** from surface), and;
- **24m at 5.83 g/t gold** from 71m (including **10m at 11.3 g/t gold** from 80m) in RC 972.

ALLIED GOLD LIMITED
ASX RELEASE 21 MARCH 2005
1

Sorowar Drilling Programme

Phase 2 – Southern Portion of Sorowar Deposit

A 44 hole (3,696 metres) Phase 2 RC drilling programme to define and test extensions to mineralisation proximal to the currently designed pit has been completed at the southern end of the Sorowar oxide gold deposit.

All assay results have now been received, confirming that robust mineralisation continues to the west and below the current pit design. There is a high expectation that much of this newly identified gold mineralisation will further increase the dimensions of the Sorowar gold resource, ultimately resulting in increased reserves and gold production.

A large number of the drillholes were located up to 100 metres to the west of the 2003 Feasibility Study proposed pit boundary. As a result of this work, a previously unknown 30m to 40m wide westerly dipping, strongly mineralised structure (with subordinate parallel mineralised structures) has been discovered to the west of the Sorowar deposit (e.g. RC 945-946, 950-952, 965). This significant mineralised structure is open along strike and at depth and accordingly, a further eight deep RC drillholes have been planned to further evaluate the strike and depth extent of this zone of mineralisation.

Previously released results from the Phase 2 programme include;

- **16m at 4.68 g/t gold** from 47m in RC 932 (from overall result of **80m at 1.82 g/t gold** from surface).
- **20m at 4.01 g/t gold from surface** in RC 941 (from overall result of **81m at 1.27 g/t gold** from surface).
- **12m at 4.49 g/t gold** from 12m in RC 942 (from overall result of **90m at 1.29 g/t gold** from surface).
- **45m at 6.26 g/t gold** from 37m in RC 943 (from overall result of **90m at 3.38 g/t gold** from surface).
- **37m at 3.15 g/t gold** from 65m in RC 945 (from overall result of **109m at 1.32 g/t gold** from surface).

Details of the most significant results from the Phase 2 programme are tabled below and a plan with drillhole locations is appended to this report.

Phase 3 – Northern Portion of Sorowar Deposit

The third phase of RC drilling comprising 68 drillholes for 5,475 metres to test for extensions to mineralisation to the west, east and below the northern portion of the Sorowar gold deposit has almost been completed. Sample analysis has commenced with initial results expected shortly and all results completed by mid-April.

Final resource modelling studies and pit optimisations is scheduled for completion shortly thereafter.

ALLIED GOLD LIMITED
ASX RELEASE 21 MARCH 2005
2

Drillhole	Northing (mN) local grid	Easting (mE) local grid	Dip/Azimuth (°) local grid	Interval (m)	Intersection (m @ g/t Au)	Mineralisation Type
RC932	1,390	200	-60°/090°	0-80 (eoh)	**80 @ 1.82**	oxide 0-80m
			including	0-21	**21 @ 2.84**	oxide
			including	47-63	**16 @ 4.68**	oxide
RC933	1,410	180	-60°/090°	0-64 (eoh)	**64 @ 0.62**	oxide 0-26m trans 26-31m sulphide 31-64m
			including	0-20	**20 @ 1.15**	oxide
RC941	1,230	245	-60°/090°	0-81 (eoh)	**81 @ 1.27**	oxide 0-24m trans 24-27m oxide 27-81m
			including	0-20	**20 @ 4.01**	oxide
			including	28-30	**2 @ 2.37**	oxide
			including	36-44	**8 @ 1.29**	oxide
RC942	1,260	230	-60°/090°	0-90 (eoh)	**90 @ 1.29**	oxide 0-72m trans 72-76m oxide 76-80m sulphide 80-90m
			including	0-55	**55 @ 2.08**	oxide
			with	12-24	**12 @ 4.49**	oxide
RC943	1,250	190	-60°/090°	0-90 (eoh)	**90 @ 3.38**	oxide 0-3m sulphide 3-6m oxide 6-82m sulphide 82-90m
			including	37-82	**45 @ 6.26**	oxide
			with	61-70	**9 @ 25.6**	oxide
RC944	1,290	160	-60°/090°	0-80 (eoh)	**80 @ 0.66**	oxide and sulph
			including	7-12	**5 @ 1.50**	oxide and tr sulph
			including	44-80	**36 @ 1.10**	oxide and tr sulph
RC945	1,270	155	-60°/090°	0-109 (eoh)	**109 @ 1.32**	oxide and sulph
			including	7-16	**9 @ 1.64**	oxide and tr sulph
			including	65-102	**37 @ 3.15**	oxide and tr sulph
RC946	1,330	145	-60°/090°	0-80 (eoh)	**80 @ 0.95**	oxide 0-9m sulphide 9-16m oxide 16-75m sulphide 75-79m oxide 79-80m
			including	21-66	**45 @ 1.36**	oxide
			including	69-75	**6 @ 1.06**	oxide
			including	79-80	**1 @ 1.81**	oxide
RC947	1,370	150	-60°/090°	0-101 (eoh)	**101 @ 0.76**	oxide 0-73m sulphide 73-83m oxide 83-85m sulphide 85-96m oxide 96-101m
			including	46-66	**20 @ 1.21**	oxide
			including	82-89	**7 @ 1.15**	sulph and oxide
			including	95-101	**6 @ 3.77**	oxide and tr sulph
RC948	1,410	155	-60°/090°	0-80 (eoh)	**80 @ 0.89**	oxide 0-17m sulphide 17-22m trans 22-27m oxide 27-60m sulphide 60-80m

ALLIED GOLD LIMITED
ASX RELEASE 21 MARCH 2005

3

including	29-63	**24 @ 1.74**	oxide and tr sulph/trans
Drillhole	**Northing (mN) local grid**	**Easting (mE) local grid**	**Dip/Azimuth (°) local grid**	**Interval (m)**	**Intersection (m @ g/t Au)**	**Mineralisation Type**
RC950	1,390	120	-60°/090°	0-90 (eoh)	**90 @ 0.72**	oxide 0-5m sulphide 5-16m trans 16-18m oxide 18-63m Sulphide, oxide and trans 63-96m
			including	49-65	**16 @ 1.32**	oxide and tr sulph
			including	77-89	**12 @ 2.41**	oxide
RC951	1,370	120	-60°/090°	0-120 (eoh)	**120 @ 1.36**	oxide 0-4m sulph and oxide 4-29m oxide and minor trans 29-120m
			including	35-46	**11 @ 1.56**	oxide
			including	50-67	**17 @ 1.18**	oxide
			including	85-120	**35 @ 3.05**	oxide and tr trans
			with	101-111	**10 @ 6.06**	oxide and tr trans
RC952	1,350	105	-60°/090°	0-90 (eoh)	**90 @ 1.20**	oxide 0-6m sulphide 6-15m oxide 15-17m trans 17-24m oxide 24-90m
			including	36-71	**35 @ 1.86**	oxide
			including	81-90	**9 @ 2.33**	oxide
			with	63-66	**3 @ 8.67**	oxide
			and	82-86	**4 @ 4.19**	oxide
RC953	1,310	125	-60°/090°	0-80 (eoh)	**80 @ 0.79**	oxide 0-9m sulphide 9-12m oxide 12-18m sulphide 18-21m oxide 21-80m
			including	6-19	**13 @ 1.83**	oxide and minor sulph
			including	69-80	**11 @ 2.78**	oxide
RC954	1,330	170	-60°/090°	0-60 (eoh)	**60 @ 0.69**	oxide 0-46m trans and sulph 46-54m oxide 54-57m sulphide 57-60m
			including	15-33	**18 @ 1.63**	oxide
RC957	1,330	240	-60°/090°	0-80 (eoh)	**80 @ 3.39**	oxide 0-52m trans and oxide with tr sulph 52-80m
			including	7-20	**13 @ 1.21**	oxide
			including	23-54	**31 @ 8.01**	oxide and tr trans
			with	37-46	**9 @ 25.0**	oxide
RC962	1,310	210	-60°/090°	0-80 (eoh)	**80 @ 0.48**	oxide 0-15m trans 15-18m sulphide 18-41m oxide 41-48m trans 48-52m sulphide 52-60m

ALLIED GOLD LIMITED
ASX RELEASE 21 MARCH 2005
4

oxide 60-80m
			including	73-80	**7 @ 2.71**	oxide

Drillhole	Northing (mN) local grid	Easting (mE) local grid	Dip/Azimuth (°) local grid	Interval (m)	Intersection (m @ g/t Au)	Mineralisation Type
RC963	1,350	180	-60°/090°	0-80 (eoh)	**80 @ 0.48**	oxide 0-32m sulphide 32-35m oxide 35-39m trans 39-41m sulphide 41-75m oxide 75-80m
			including	3-5	**2 @ 2.09**	oxide
			including	9-27	**8 @ 1.23**	oxide
RC965	1,450	105	-60°/353°	0-70 (eoh)	**70 @ 1.72**	oxide 0-6m sulphide 6-16m oxide 16-30m sulphide 30-70m
			including	15-17	**2 @ 1.61**	sulphide
			including	22-67	**45 @ 1.60**	oxide and trans/sulph
			with	33-60	**27 @ 3.46**	sulphide
			with	35-44	**9 @ 4.61**	sulphide
RC966	1,470	120	-60°/353°	0-80 (eoh)	**80 @ 0.76**	oxide 0-13m sulphide 13-46m trans 46-59m oxide 59-65m sulphide 65-80m
			including	4-32	**28 @ 1.60**	oxide and sulph
			with	25-29	**4 @ 4.93**	sulphide
			including	40-42	**2 @ 2.45**	sulphide
RC967	1,530	220	-60°/090°	0-100 (eoh)	**100 @ 0.46**	oxide 0-24m trans 24-29m oxide 29-81m sulphide 81-85m oxide 85-100m
			including	60-71	**11 @ 2.48**	oxide
RC969	1490	230	-60°/090°	0-100 (eoh)	**100 @ 1.26**	oxide 0-56m tran/sulph 56-65m oxide 65-79m Trans and sulp with tr oxide 79-100m
			including	69-94	**25 @ 4.67**	oxide and trans/sulph
RC970	1,470	235	-60°/090°	0-80 (eoh)	**80 @ 2.32**	oxide 0-80m
			including	18-22	**4 @ 6.93**	oxide
			including	46-80	**34 @ 4.44**	oxide
			with	56-58	**2 @ 23.5**	oxide
			with	68-73	**5 @ 13.3**	oxide

ALLIED GOLD LIMITED
ASX RELEASE 21 MARCH 2005

5

Drillhole	Northing (mN) local grid	Easting (mE) local grid	Dip/Azimuth (o) local grid	Interval (m)	Intersection (m @ g/t Au)	Mineralisation Type
RC972	1,430	250	-60°/090°	0-100 (eoh)	**100 @ 2.56**	oxide 0-31m trans and oxide 31-41m sulphide 41-47m sulph and oxide and trans 47-56m oxide 56-71m oxide and trans 71-100m
			including	0-14	**14 @ 1.06**	oxide
				21-34	**13 @ 5.88**	oxide and trans
				47-51	**4 @ 1.09**	oxide and trans
				60-68	**8 @ 1.52**	oxide
				71-95	**24 @ 5.83**	oxide and trans
			with	80-90	**10 @ 11.3**	oxide and trans

Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville)

ALLIED GOLD LIMITED
ASX RELEASE 21 MARCH 2005
6

300 mE
1400 mN
1400 mN
300 mE
RC967
RC969
RC970
RC966
RC965
RC972
RC948
RC933
RC950
RC932
RC951
RC947
RC952
RC963
RC954
RC957
RC946
RC962
RC953
RC944
RC945
RC942
RC943
RC941
SIMBERI MINING JOINT VENTURE
Sorowar Gold Deposit
Tabar Islands Group - PNG
Selected Phase 2 Drillholes

Simberi Island Oxide Gold Deposits – Location Map

Simberi Island
Meragon Plantation
Moruru
Sorowar
Pigiput
Pigibo
Botlu South
North Samat
East Samat
South Samat
Sevaso Plantation
Pigiput Plantation
Pikung Plantation
0
2km
Legend
Oxide gold deposits
Plantations
Settlement / hamlet
Village
Perimeter road
Creek

J.J. Moore
Managing Director

For enquiries in connection with this release please contact:

ALLIED GOLD LIMITED
ASX RELEASE 21 MARCH 2005
8